April 20, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scot Foley
Suzanne Hayes, Branch Chief
Jeffrey P. Riedler, Assistant Director

Re:	Gilead Sciences, Inc.
Comment Letter Dated April 7, 2010
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File Number 001-19731

Ladies and Gentlemen:

This letter sets forth the responses of Gilead Sciences, Inc. (“Gilead”, “we”, “our” or “us”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) dated April 7, 2010 (the “Comment Letter”) with respect to our Form 10-K for the fiscal year ended December 31, 2009 (“2009 Form 10-K”). For your convenience, we have duplicated the comments set forth in the Comment Letter below in italics and have provided responses to each comment following the Staff’s related comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Gilead response: We acknowledge that the Staff may have further comments relating to the Part III information that is included in our 2009 Form 10-K.

Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA phone 650 574 3000 facsimile 650 578 9264	www.gilead.com

Item 1. Business

Research Collaborations, page 10

2.	We note that you will assume the lead role in the distribution and commercialization of the combined product you are developing with Tibotec Pharmaceuticals. If you are required to make royalty payments under this agreement, please disclose the royalty range, e.g. single digits, twenties, etc.

Gilead response: In response to the Staff’s comment, Gilead is not required to make any royalty payments to Tibotec Pharmaceuticals under the license and collaboration agreement. As disclosed in our 2009 Form 10-K, in consideration for Gilead’s funding commitment for the development of Tibotec’s TMC278 and the fixed-dose combination of Gilead’s Truvada and TMC278, the cost of TMC278 purchased by Gilead from Tibotec for the combination product will approximate the market price of TMC278, less a specified percentage of up to thirty percent (30%). In other words, Tibotec receives at least seventy percent (70%) of the market price for the TMC278 portion of the fixed-dose combination product.

3.	Please explain what the phrase “to detail the combination product” means.

Gilead response: In response to the Staff’s comment, “to detail the combination product” means to make an in-person presentation of the combination product to a health care provider who has prescribing authority by a sales representative.

In addition, at the Staff’s request, Gilead acknowledges that:

•	Gilead is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gilead may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 650-522-5688 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Robin L. Washington
Robin L. Washington
Senior Vice President and Chief Financial Officer